

FinTron LLC

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Annual Report

2020

Throughout this document, mentions of FinTron LLC, refer to FinTron LLC, a Limited Liability Company formed on September 22nd, 2017 in New York (the "Company", "Firm"). The Company's physical address is 101 Franklin St Westport, CT – 06880 Suite C.

You may contact the Company by emailing (support@fintroninvest.com) This annual report (will be) posted on the Company's website, www.fintroninvest.com. The Company may provide additional, occasional updates to investors via Netcapital.com or directly through email.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, financial and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, grown strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. **What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization, physical address and website of the Company? (§ 227.201(a))**

   FinTron LLC (the "Company", "Firm") is a Limited Liability Company formed on September 22nd 2017 in New York State. The Company's physical address is 101 Franklin St Westport, CT – 06880 Suite C. The Company's website may be accessed at www.fintroninvest.com/.

   Please note that in this Annual Report, we reference two companies in ensemble ("we," "our," the "Company," and "FinTron"), namely:

   The holding company, "Fintron LLC," which carries on diverse unregulated activities, such as building software and educational games.

   The SEC-registered Broker-Dealer, "FinTron Invest LLC," whose financial relationship with the holding company is governed by an Expense Sharing Agreement that was submitted to FINRA as part of New Membership Application process.

   Similarly, the corporate governance structure of the two companies, including officer titles, is identical, with the exception of two officer positions, Chief Compliance Officer and Financial Operations Principal, which exist only at the broker-dealer level.

   As a further distinction, any reference to Communications with investors below refers to, and is supervised by, Fintron Invest LLC. Moreover, any personal identifying information about investors is archived and protected by FinTron Invest LLC.

2. **What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purpose of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))**

   Wilder Rumpf

Board Position with FinTron

Dates	Position	Principal Occupation
2017 – Present	Chairman	Founder, Chairman of The Board, CEO, President, and Treasurer of FinTron, LLC

Positions with FinTron LLC

Dates	Position	Responsibilities
2017 – Present	CEO	Making major decisions in the best interest of FinTron LLC. Managing the overall operations and resources of the Firm, and being the face of said Firm.
2017 – Present	President	Mirroring responsibilities of the CEO
2020 – Present	Treasurer	Managing the overall flow of funds and resources of the Firm

Previous Business Experience

Dates	Position	Organization
2015 – 2019	NY Regional Manager	Preferred Pool Management

Mark Ritter

<u>*Board Position with FinTron,*</u>

Dates	Position	Principal Occupation
2020 - Present	Manager	Board of Managers

<u>*Previous Business Experience*</u>

Dates	Position	Organization
2019 – Present	Executive in Residence	Sacred Heart University
2010 – 2018	Board Member	Morgan Stanley Derivative Products Inc.
2014 – 2017	Board Member	Cipherpoint
2011 – 2013	Chief Investment Officer	James Alpha Management LLC
2011 – 2012	Chief Operating Officer	trueEX Group LLC
2009 – 2011	Board Member	Aspen K Space
2006 – 2009	Chief Operating Officer Global Credit Trading	Deutsche Bank
2005 – 2006	Global Head of Commodities	Deutsche Bank
1986 – 2005	Global Head of Commodities	UBS

Steve H. Forbes

<u>*Board Position with FinTron LLC*</u>

Dates	Position	Principal Occupation

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| 2021 – Present | Manager | Board of Managers |

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Previous Business Experience

Dates	Positions	Organization
2020 – Present	Managing Director	Exemplar Companies Inc.
1988 – 2020	Counsel	Skadden, Arps, Slate, Meagher & Flom LLP

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Fredrick J. Warren

Board Position with FinTron LLC

Dates	Position	Principal Occupation
2021 – Present	Manager	Board of Managers

Previous Business Experience

Dates	Position	Organization
2002 – Present	Owner	Sage Venture Partners
1972 – 2001	Founding General Partner	Brentwood Associates

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Matthew Fatse

Position with FinTron Invest LLC

Dates	Position	Responsibilities
2018 – Present	Director of Operations	Managing of the Firm's Operations.

Previous Business Experience

Dates	Position	Organization
2011 – Present	Office Assistant	Monroe Family & Reconstructive Dentistry

Adam Pulcyn

Position with FinTron LLC

Dates	Position	Responsibilities
2019 – Present	Director of Support Staff	Directing of the Support Service team to maintain a high level of quality Support and customer satisfaction. Overseeing Human Resource department.

Previous Business Experience

Dates	Position	Organization
2019 – 2019	Sales Representative	Cutco Vector Marketing
2018 – 2018	Window & Patio Door Installer (Assistant)	Andersen Corporation
2015 – 2017	Painting Assistant	Painting by Gregory

Andrew Szabo

Position with FinTron Invest LLC

Dates	Position	Responsibilities
2019 – Present	Chief Compliance Officer	Perform AML Procedures, SAR Reporting, ensuring timely reports, and performing sound accounting and best practices. Andrew also mentors current and incoming staff in a fiduciary capacity as well as advising C-suite on maintaining legal and regulatory compliance.

Previous Business Experience

Dates	Position	Organization
2019 – Present	Managing Director, Investment Banking	Exemplar Capital LLC
2003 – Present	Managing Director	Greenwich Financial Management LLC
2017 – 2019	Chief Compliance Officer & Investment Banker	VENTURE.co

1998 – 2002	CEO	Double Agent
1995 – 1998	Executive Director	UBS Securities
1985 – 1994	Senior Vice President	Kidder, Peabody & CO.
1984 – 1985	Associate	Lehman Brothers

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Roger Williams

Position with FinTron Invest LLC

Dates	Position	Responsibilities
2019 – Present	Chief Operating Officer	Oversee General Operations of the Firm.

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Previous Business Experience

Dates	Position	Organization
ssssss2019 – Present	Investment and Fiduciary Consultant	Roger Williams, LLC
1998 – 2019	Senior Vice President	Segal Marco Advisors
1994 – 1998	Director Pension Investments	Olin Corporation
1986 – 1994	Senior Research Manager	GTE Investment Management Corp.

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Ian Smith

Position with FinTron LLC

Dates	Position	Responsibilities
2019 – Present	Consulting Marketing Officer	Leading the Firm's Paid, Owned, and Earned digital marketing strategies. Directing GTM (Go-To-Market) marketing plan. Advising on marketing best practices, and coordinating strategic planning with 3rd party marketing vendors.

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Previous business Experience

Dates	Position	Organization
2019 – Present	Head of Strategy	Aptus Partners
2019 – Present	Chief Connector	Saltbridge
2014 – 2017	Chief Operating Officer	MillerSmith
2013 – Present	Adjunct Professor of Marketing	Sacred Heart University
2007 – 2013	Managing Director	Route 15 Media
1988 – 2007	Director of Digital Innovation	Mondelez International
	Director of Global Digital Marketing	

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Brian Miller

Position with FinTron LLC

Dates	Position	Responsibility

_____

| 2020 – Present | Creative Director | Development, maintenance, and enhancement of the Firm's product suite; look, feel, user experience, and brand. |

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Previous business Experience

Dates	Position	Organization
2020 – Present	Founder	Seir Hill
2020 – Present	Co-Founder	Poopcorn LLC
2017 – 2020	Chief Digital Officer	Lapine Associates
2014 – 2020	Co-Founder/ Executive Creative Director	MillerSmith
2008 – 2014	Executive Board Member, Treasurer	Type Directors Club

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Jacob Tomanelli

Position with FinTron LLC

Dates	Position	Responsibility

_____

| 2021 – Present | Support Staff Analyst | Provide various Support Services (Primary to the Development and Marketing Team) |

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Kristina DiNardo

Position with FinTron LLC

Dates	Position	Responsibility

_____

2020 – Present	Director of Human Resources	Developing and Implementing HR Policies and Procedures. Managing the hiring, termination, and wage reporting of each employee /contractor. Maintaining compliance and good standing by filing with federal, state, and local entities on a timely basis

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Previous Business Experience

Dates	Position	Organization

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| 2018 – 2020 | Front Desk Associate | New York Sports Club |
| 2016 – 2016 | Photographers Assistant | Pearl Photo |

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Patrick May

Position with FinTron LLC

Dates	Position	Responsibility

_____

2020 – Present	Chief Technology Officer	Reviewing all code and data structure and other miscellaneous items to ensure compliance, security, and execution in passing various security audits.

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Previous Business Experience

Dates	Position	Organization
2019 – 2020	Chief Technology Officer	Driot
2018 – 2019	VP Data	Vroom
2013 – Present	Founder	Voicenik Inc.
2012 – 2013	Distinguished Architect	Yahoo!

Aleksandr Tropp

Position with FinTron LLC

Dates	Position	Responsibility
2020 – Present	Support Systems Engineer	Continue updating FAQs, the Firm's Product Guide, and Support Services. Provide support for support system bug fixes. Provide feedback and support on expanding the FinTron Support Product.

Previous Business Experience

Dates	Position	Organization
2019 – Present	Product Owner	HotHoods
2019 – Present	Senior Vice President	Chilton & Chadwich

2019 – Present	Head of Product Management	Cometa Group
2018 – Present	Board of Directors	Stamford Innovation
2018 – 2019	Product Manager	SWARM
2010– 2018	IT Product Manager	Fidelity

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Jim Randel

Position with FinTron LLC

Dates	Position	Responsibility
2020 – Present	Head Content Editor	Provide the Firm with educational and financial content. This includes blogs and lessons that will be used in the Firms educational platform (www.fintronu.com).

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Previous Business Experience

Dates	Position	Organization
2008 – Present	Founder	Rand Media Co.
1990 – Present	Founder and President	RAND Real Estate Services Inc.
1990 – Present	Founder and President	Randel Law Offices LLC

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3. **What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of Twenty (20) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))**

Wilder Rumpf owns 3,019,200 shares, representing 56.87% of the outstanding voting interest in the parent Company as of December 31st, 2020.

4. **Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))**

FinTron LLC is the 100% owner of the subsidiary firm, FinTron Invest, LLC ("FinTron" or "the Company"). FinTron Invest LLC is a digital financial service broker-dealer. FinTron Invest LLC and FinTron LLC aim to provide premium investing/banking products to retail investors, with an emphasis on education. With a $3 per month subscription model, FinTron Invest LLC and FinTron LLC aim to offer interest-bearing accounts (Interest May Vary), globally reimbursed ATM withdraws, 600+ fractional securities (stocks/ETFs & ETNs), recurring investments in 3 levels of risk, master budgeting tools, meal savings tools & mock trading. In addition, we intend to offer educational services (a simulated stock trading game) that could be utilized within colleges and high schools and by individuals. FInTron LLC and Fintron Invest LLC are not banks, banking products are provided through White Labeled Radius Bank accounts.

Our Mission: Promoting the personal finances of the Mobile Generation through better education, affordable and accessible products, and give-back programs.

Although the financial services industry is highly competitive, we believe we offer many potential advantages to our clients: We plan to provide our investors the broadest range of fractional shares of securities (600+ stocks/ETFs/ETNs) in which they can invest, including all of the stocks in the S&P 500, DOW 30, and NASDAQ 100. For a broad range of sector funds, and all of the securities we offer, we aim to provide investors with the opportunity to benchmark their investment gains against three levels of risk.

We aim to provide college graduates givebacks to help them pay off their student debt. We also plan to offer a comprehensive portfolio back-testing tool and numerous sector focused pre-made portfolio products. To date, we have made significant progress towards our initial program launch: Our software platform is 99% completed. We currently have 2,000+ people wait-listed on our investment platform, along with 2,000+ beta users on our simulated trading platform. Furthermore, our simulated stock trading platform is being utilized in classrooms across Connecticut. FinTron Invest has received its decision letter and was granted FINRA membership on November 25th 2020 and we are expecting to launch by Spring 2021. The investing app is live for a demo, and our gamified investing trading game is live for users. We are currently running various Focus groups and will be opening up a soft launch to a Beta group for functionality testing before opening on a full scale. Our investing site @ www.fintroninvest.com and our Paper Trading (simulated trading) site @ www.fintronu.com

Partners: FinTron LLC and FinTron Invest LLC have two institutional partners: FinTron Invest LLC has executed a 3-year contract with APEX Clearing to provide clearing services, back-office services, and various account features/licensing such as; retirement accounts, fractional share facilitation (fractional dollar-cost orders) and client report distribution. Our contract also covers options trading, fixed income trading and algorithmic trading (subsequent offerings not offered in the MVP product). FinTron LLC has executed a 3-year contract with Radius Bank to provide fully covered FDIC checking and savings accounts bearing interest (subject to change). In addition to providing account opening capabilities, Radius Bank will manage all banking related client services, provide debit cards (at a cost to FinTron LLC), clear check deposits (through the FinTron Interface), provide ACH transfers (through the FinTron Interface), issue client reports and reimburse banking clients for global ATM withdraws. FinTron LLC and FinTron Invest LLC, notably, are neither a depository institution nor a clearing firm, but rather outsources each of these functions, and this fact is thoroughly disclosed in our advertising materials and our Customer Agreement.

Problem: (Customer Pain) An estimated 66% of people aged 18 to 29 ((and 65%) of those 30 to 39) say investing in the stock market is scary or intimidating. Only ~23% of millennials prefer investing to cash. ~40% of millennials have had absolutely no investment exposure. Tuition debt has delayed new potential investors. Unchecked discretionary spending has resulted in ~46% of millennials having 0% in their savings accounts. Major financial institutions have difficulties acquiring millennial users.

Target Market: Our target market is comprised of Gen Y(millennials) and Gen Z. There is a total of ~90 million users within our target demographic of which around 22% have been penetrated by major competitors. This leaves a serviceable target market of roughly ~70 million reachable clients. The target market included: Urban areas with a high concentration of Millennials, Millennials freshly out of college with 2- 3 years working experience, mature Millennials preparing for "Adulthood", Millennials who have accumulated small to moderate amounts of savings and are eager to begin investing in the future, the 75MM Millennials 18-34 earning on avg. $800/week, new investors, low net worth investors, "do it yourselfers", electronic bank users.

Marketing Plan: We have selected digital marketing agency LS Media to tackle our Acquisition and Lead Generation Marketing strategy. Our Consulting Chief Marketing Officer, Ian Smith, will direct the campaign. Ian has over 25 years of experience in digital media marketing, including experience as the head of digital Kraft Food Brands International.

Marketing via Social Media: Third-party research has determined that advertising via Instagram is the most cost-effective form of social media advertising. FinTron has created a list of Instagram micro-influencers (4,000 – 15,000 followers) residing in the top U.S cities with the greatest millennial population. We aim to pay "influencers" to post content for us on their platforms. We may also utilize Instagram's paid Marketing interface.

Marketing via Blog: Third-party research has determined that blogs can be useful. The reach and conversions are relatively high. Blogs will follow our holistic, financial betterment themes. Marketing via podcasts and 15-second advertising. This form of advertising has large reach values, but limited conversion.

Advertising for views and branding: To brand our product and logo, FinTron plans to deploy advertising via Facebook and YouTube's 15-second paid to advertise. Through the conversion ratio for these platforms is meager, the reach is relatively high and relatively cheap per view. Therefore, advertising via Facebook and YouTube paid to advertise, might increase the overall recognition of our logo/product and help to build a strong, recognizable brand. Total subscribers from paid advertising is projected to be ~14,000 in Y1. We believe that via our internal marketing efforts; Instagram, Facebook, Twitter, Snapchat, and LinkedIn – we may acquire approximately ~2,500 users, and word of mouth may acquire the remaining 5,000 users.

Total subscribers from Unpaid Advertising: We intend to satisfy the needs at the other end of the age spectrum. The size of this market is substantial, with the latest census data putting the 18-35 year-old segment of the U.S population at 90 million, and the expanded 18-45 year-old segment at nearly 120 million. Our initial goal is to bring .4-.8% of this market onto our platform in the first two years, and a further 1%-3% over the subsequent year(s). We believe we have the IT capability to scale for any increase in clientele, however, we are not limited to the 18-35 year-old market. As our loyal users make astute choices, using our tools, and including increasing their rates of marginal saving, we intend to make these into lifetime clients.

Customer Acquisition Model: Digital Media and PR around our philanthropic endeavors.

Paid Media: We aim to reach our customers digitally through paid and home-grown ads (15 seconds) utilizing Instagram, Snapchat, TikTok, podcasts, blogs, and influencers to reach.

Owned: Through our owned social media marketing including Instagram, Blogs, 15-second ads, Podcasts in focal locations. Focal locations include: Los Angeles, Chicago, Houston, Phoenix, San Diego, New York.

Earned: Conversions through our simulated investing game (2,000+ beta users). Publicity from our philanthropic efforts, sales online via Apple App store. The estimated user cost of acquisition is $60/user in year 1.

Although financial services are highly competitive, we believe we offer many advantages. We plan to provide our investors the broadest range of fractional shares of securities in which they can invest, including all of the stocks in the S&P 500, DOW 30, and NASDAQ 100. For a broad range of sector funds and all of the securities we offer, we intend to provide investors with the opportunity to benchmark their investments against three levels of risk. We plan to provide college students and graduates givebacks to help them pay off their student debt. We plan to offer different financial planning tools (Master Budget) to help our users budget and save, and to reach their business goals. We offer FinTronU, which serves to teach and educate our users on financial terminology and concepts. We plan to offer, through our partner and bank provider Radius Bank, banking features on our app which will include checking accounts earning interest, check deposit, bill pay, globally reimbursed ATM withdrawals, and transfers. We plan to seamlessly integrate financials on one platform. We anticipate adding IRA and jointly managed account functions in year 2. A majority of our executive staff have agreed to deferred compensation. Deferred compensation, coupled with the leveraging of technology, has culminated in what we believe to be one of, if not the lowest operating costs in the industry. Our C-suite and Board of Advisors include highly seasoned professionals from both the buy and the sell-side. Between our staff and advisory board at FinTron, we collectively have over 100 years of industry experience. Each staff and advisory board member bring their own unique skill set to the company allowing for a very well rounded and competent working atmosphere. Our current staff and advisory board's wide age range allows helpful insight for our target market (Gen Y/Z), Millennials, and older generations. We hired "Broker-Dealer Solutions" (BDS, a broker-dealer licensing consultant) to help usher our FINRA New Membership Application (NMA) and to handle our communications with FINRA through its official Gateway registration. BDS may also provide FINOP services through year 1.

Revenue Streams- We have 4 revenue streams with our B2B-B2C business model:

Year 1-2 (B2C Platform) $3 per month subscription fee

Revenue from our Sweep Program

Interchange and interest on assets (Radius Bank)

Year 2-3 (B2C-B2B Platform) Continue B2C operations ($3/month, interchange, investment interest, retirement accounts) and begin B2B

Value: Our major competitors' Stash and Acorns are growing by more than 1 million users a year. Major institutions have difficulties acquiring millennial users. The trend has become to invest in/acquire FinTech companies and their millennial users. Big institutions like Bank of America and BlackRock have been buying into these platforms by the tens of millions as a form of Millennial user acquisition/lead generation.

5. **How many employees does the Company currently have? (§ 227.201(e))**

FinTron Invest (subsidiary) currently has:

Employees: 4 full time employees

1 part time employee

FinTron LLC (parent) currently has:

Employees: 2 full time employees

1 part time employee

Contractors: 15

Total: 8 Employees

15 Contractors

6. **Discuss the material factors that make an investment in the Company speculative or risky (§ 227.201(f))**

Preliminary Risk: In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involve. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. *Achieving our projected client acquisition numbers.* We believe we could reach operational break-even right around 20,000 paid subscribers – at 100,000 users we could possibly grow our user base by 10% per quarter without any additional investments (Considering a cost to acquire a new user of $25). While competitors Robinhood, Stash, and Acorns have all seen over 3 million clients in the first 5 years, there is always the chance we do not replicate this success, and we onboard fewer clients than anticipated. If we do underperform our financial projections, we may have to raise additional capital until we hit our break-even figure, and more capital to hit 100,000 users, at which point we believe we can grow organically.

2. *Achieving our projected client acquisition numbers.* We believe we could reach operational break-even right around 20,000 paid subscribers. While competitors Robinhood, Stash, and Acorns have all seen over 3 million clients in the first 5 years, there is always the chance we do not replicate this success, and we onboard fewer clients than anticipated. If we do miss our mark we may have to raise additional capital until we hit our break-even figure, and even more capital to hit 100,000 users, at which point we believe we could grow organically.

3. *Higher cost of user Acquisition than anticipated.* Prior to receiving our brokerage license, we may not legally onboard clients - so it is hard to determine the exact cost to bring a new, paying client onto our platform. We have projected a $60 cost per user acquisition, this is the cost of getting a consumer to click on our advertisement and then subscribe to the product. While we believe we can achieve this target via our various marketing campaigns, there is always the chance that we see a higher or lower cost of user acquisition post-launch.

4. *Unexpected one-time costs (Operational/Development).* The Company's management anticipates it can use reasonable efforts to assess, predict, and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies, or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

5. *An unexpected resignation or absence of key, principal personnel notably;* our CEO, CCO, COO, CMO, or Directors. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and the founding team. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other

member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

6. *A concurrent, systematic failure of our web services providers*. While the odds are low, there is always the chance that our web providers may concurrently shut down. We take frequent, intraday backups of our systems and databases so we can always reboot and resume business as usual, however, during a severe, concurrent system failure of our web providers, we will temporarily be unable to provide our services.

7. *Major health epidemics*, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

8. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

9. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

10. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

11. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

12. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

13. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline. Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount before the deadline, the Company can end the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

14. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

15. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

16. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

17. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

18. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

19. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.   The Securities offered do not possess registration rights, are subject to restrictions on transfer, and may never trade on a public exchange such as the NYSE or NASDAQ.

20. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

21. The broker-dealer subsidiary is subject to regulation by the SEC and FINRA. It must rigorously maintain compliance procedures in order to maintain its right to operate as a broker-dealer under law.

21. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. **Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))**

Securities:

Class of Security	Amount Authorized	Amount Outstanding (Pro Forma)	Voting Rights	Other Rights
Common Units	30,000,000	6,404,942	Yes	None

The 6,404,942 membership units outstanding (Pro Forma) are fully dilutable.

8. **Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))**

Majority interest is owned by the CEO and he currently retains full control to appoint; staff, directors and make strategic decisions including share dilution and excess capital raises. The Company's Operating Agreement can be amended by the holders of the membership units. As minority owners, the NetCapital investors are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be out-voted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt, or assets in the company.

9. **Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))**

The securities are valued at the Issuer's discretion. In the future, the securities may be valued by the market.

10. **Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))**

As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

Corporate Actions

- additional issuances of securities
- issuer repurchases of securities
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead unmarketable securities, or the assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they may be on an arms-length basis.

11. **Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§227.201(p))**

During the course of the Year- 2020, FinTron LLC amounted $351,900 of Convertible Indebtedness.

Interest Rates differentiated between the Note Holders – ranging from 0% of interest compounded annually, up to 21% of interest compounded annually. The various interest rates included 0%, 4%, 12%, and 21%.

A Discount to Conversion was also a material factor. This included Discount Rates ranging from 4% up to 21%. The various Discount rates included 4%, 12%, 20%, and 21%.

The Valuation Cap to Conversion was $3MM to $5MM during the course of the Year.

12. **Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))**

Date of Offering: 10/2019

Exemption: Reg D, Rule 506(b)

Securities Offered: Membership Units

Amount Sold: $227,000

Use of Proceeds:

    One Hundred Percent (100%) of the proceeds were used for general business operating expenses.

Date of Offering: 10/2019

Exemption: Reg D, Rule 506(c)

Securities Offered: Membership Units

Amount Sold: $0

Date of Offering: 03/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered   Membership Units

Amount Sold: $237,000

Use of Proceeds:

    25% was used for legal outsourcing, 10% was used for salaries, 65% was used for development outsourcing

Date of Offering: 03/2020

Exemption: Reg. D, Rule 506(c)

Securities Offered: Membership Units

Amount Sold: $160,000

Use of Proceeds:

    10% was used for salaries. 65% was used for legal outsourcing. 25% held in Safety deposit to secure partnerships.

Date of Offering: 05/2020

Exemption: Reg CF

Securities Offered: Membership Units

Amount Sold: $0.00

Date of Offering: 06/2020

Exemption: Reg CF

Securities Offered: Membership Units

Amount Sold: $0.00

Date of Offering: 06/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: Membership Units

Amount Sold: $220,000

Use Of Proceeds:

One Hundred Percent (100%) of the proceeds were used for general business operating expenses.

Date of Offering:	06/2020
Exemption:	Reg. D, Rule 506(c)
Securities Offered:	Membership Units
Amount Sold:	$246,000

Use Of Proceeds:

One Hundred Percent (100%) of the proceeds were used for general business operating expenses.

Date of Offering:	07/2020
Exemption:	Reg CF Form C/A
Securities Offered:	Membership Units
Amount Sold:	$33,385.52

Use Of Proceeds:

9.6% for Compensation for Managers. 20% for Fixed-Operating Costs. 47.5% for User Acquisition. 18% for Technology. 4.9% for NetCaptial Fee

Date of Offering:	07/2020
Exemption:	Reg CF Form C/A
Securities Offered:	Membership Units
Amount Sold:	$0.00

Date of Offering:	08/2020
Exemption:	Reg CF Form C/A
Securities Offered:	Membership Units
Amount Sold:	$11,329.21

Date of Offering: 09/2020

Exemption: Reg CF Form C/A

Securities Offered: Membership Units

Amount Sold: $17,963.86

Use Of Proceeds:

9.6% for Compensation for Managers. 20% for Fixed-Operating Costs. 47.5% for User Acquisition. 18% for Technology. 4.9% for NetCaptial Fee

Date of Offering: 10/2020

Exemption: Reg CF Form C/A

Securities Offered: Membership Units

Amount Sold: $3,573.68

Use Of Proceeds:

9.6% for Compensation for Managers. 20% for Fixed-Operating Costs. 47.5% for User Acquisition. 18% for Technology. 4.9% for NetCaptial Fee

Date of Offering: 11/2020

Exemption: Reg. D, Rule 506(c)

Securities Offered: Membership Units

Amount: $190,000

Use of Proceeds:

One Hundred Percent (100%) of the proceeds were used for general business operating expenses.

Date of Offering: 12/2020

Exemption: Reg CF Form C/A

Securities Offered: Membership Units

Amount Sold: $2,330.73

Use of Proceeds:

9.6% for Compensation for Managers. 20% for Fixed-Operating Costs. 47.5% for User Acquisition. 18% for Technology. 4.9% for NetCaptial Fee

13. **Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))**

No transactions of this kind have occurred.

14. **Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion**

should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The issuer does have an operating history

Financial Condition of the issuer, including, to the extent material, liquidity, capital, resources and historical results:

FinTron Invest, LLC is a broker-dealer that is still pre-income. Our average monthly burn rate is around $14,000, with an average allocation of (20%) towards sales and marketing, (25%) to development, (35%) to G&A, and (20%) to operations/customer success. We currently do not have metrics around the user base. With this raise, we plan to allocate a higher percentage to development, as well as to sales and marketing. We believe these activities will result in the traction we will need to court venture capital funding. We intend to raise a $1.5M round in 2021. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. Our expenses from our date of inception on 09/27/2017, to our year-end on December 31, 2020, amounted to $446,675. The $446,675.27 in expenses included: Salaries & Wages(International Contractors), Salaries & Wages (Domestic) Developmental Software, Office Supplies & Software, Advertising & Marketing, Insurance, Bank Charges & Fees, Legal & Professional Services, Contractors, Educational Services, International Transaction Fee, State Filing Fees & Expenses, Taxes & Licenses, Utilities, and Rent & Lease Subsequent to January 31, 2020, we have been successful in raising capital via investments. As of December 31st, 2020 total investments for the year of 2020 amounted to ~$603,058.44. Our last equity round was priced at $1.10 per membership unit (6,404,942 units outstanding (Pro Forma)).

15. **Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of §227.201(t))**

Please refer to the financial statements (unaudited) in this Annual Report. A subsequent section on page 34 of this document provides the Principal Executive officer's certification of the financial statements.

Ongoing Reporting Requirements

FinTron LLC has complied with the ongoing reporting requirements specified in Rule 202 of regulation Crowdfunding as amended by the temporary final rule "Relief for Form ID and Regulation Crowdfunding and Regulation A Issuers Related to Coronavirus (COVID-19)"

FinTron LLC will file a report electronically with the SEC annually and post the report on its web site (www.fintroninvest.com) no later than 120 days after the end of each fiscal year covered by the report.



FinTron Invest, LLC
FinTron, LLC
101 Franklin Street,
Westport, CT 06880

l, Wilder Rumpf, CEO, President and Founder of FinTron, LLC and FinTron Invest LLC, certify that:

 (1) the financial statements of FinTron, LLC and FinTron Invest LLC, are true and complete in all material respects.

Wilder F. Rumpf

President & CEO FinTron LLC



FinTron LLC

Financial Statements (Unaudited)

January 30th 2018, 2019, 2020

FinTron Invest, LLC
Balance Sheets
(Unaudited)

	January 31, 2020	January 31, 2019
ASSETS		
Cash	$ 75,105	$ 1,511
Prepaid subscription	5,000	1,000
Total current assets	80,105	2,511
Software and Intellectual Property	16,487	11,487
Equipment	10,000	10,000
Total assets	$ 106,592	$ 23,998
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accounts Payable	$ 9,000	$ -
Total current liabilities	9,000	-
Convertible Note	30,000	-
Total liabilities	39,000	-
Commitments and contingencies	-	-
Members' capital	291,150	72,150
Accumulated deficit	(223,558)	(48,152)
Total shareholders' equity	67,592	23,998
Total liabilities and shareholders' deficit	$ 106,592	$ 23,998

FinTron Invest, LLC
Statements of Cash Flows
(Unaudited)

	Year Ended January 31, 2020	Year Ended January 31, 2019
Cash flows from operating activities:		
Net loss	$ (175,406)	$ (48,152)
Changes in operating assets and liabilities:		
Prepaid subscription	(4,000)	-
Accounts Payable	9,000	-
Net cash used in operating activities	(170,406)	(48,152)
Cash flows from investing activities		
Purchase of equipment and software	(5,000)	-
Net cash used in investing activities	(5,000)	-
Cash flows from financing activities:		
Members' capital contribution	219,000	38,150
Proceeds from related party loan	30,000	-
Net cash provided by financing activities	249,000	38,150
Net cash increase for period	73,594	(10,002)
Cash at beginning of period	1,511	11,513
Cash at end of year	$ 75,105	$ 1,511

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -

FinTron Invest, LLC
Statements of Comprehensive Income
(Unaudited)

	For the Period January 31, 2019 to January 31, 2020	For the Period January 31, 2018 to January 31, 2019
Revenue	$ -	$ -
Expenses:		
Account Withdraws	264	3,489
Advertising & Marketing	3,230	150
Bank Charges & Fees	2,321	4,834
Bank Withdrawl	1,656	39,446
Car & Truck	294	-
Developmental Software & Supplies	21,770	-
Educational Service	707	233
Insurance	1,027	-
Legal, Licensing & Taxes	30,479	-
Other Business Expenses	1,947	-
Purchases	1,900	-
Salaries & Wages	108,265	-
Travel	688	-
Uncategorized Expense	858	-
Total Expenses	175,406	48,152
Net loss	$ (175,406)	$ (48,152)

FinTron Invest, LLC
Statements of Changes in Members' Equity
For the Years Ended January 31, 2019 and January 31, 2020
(Unaudited)

	Members' Contributions	Accumulated Deficit	Total Members' Equity
Balance, January 31, 2018	$ 34,000	$ -	$ 34,000
Members' capital contribution	38,150		38,150
Net loss		(48,152)	(48,152)
Balance, January 31, 2019	72,150	(48,152)	23,998
Members' capital contribution	219,000		219,000
Net loss		(175,406)	(175,406)
Balance, January 31, 2020	$ 291,150	$ (223,558)	$ 67,592